EXHIBIT 99.1

RUSH METALS CORP.
(formerly American Goldrush Corporation)
Suite 505, 11215 Jasper Avenue
 Edmonton, AB
T5K 0L5

MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by management of Rush Metals Corp. (the “company”) (formerly American Goldrush Corporation) for use at the Annual General Meeting of shareholders of the Company to be held on August 11, 2010 (the “Meeting”) and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained herein is stated as of July 14, 2010.

All costs of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder"). A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with the Company by mail or courier at the address above not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)	executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and

(b)
delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law.

Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders of the Company are considered “non-registered” shareholders if the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered tax plans and similar plans); or (b) in the name of a clearing agency (such as The Depositary Trust Company (“DTC”) or The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting materials to each Non-Registered Holders unless they have waived their right to receive such materials.  If you hold your shares through an Intermediary, please follow the instructions for voting provided by such Intermediary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors and as set out herein.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company has an unlimited number of authorized common shares.  On July 14, 2010 (the “Record Date”) there were 42,613,920 common shares issued and outstanding, each share carrying the right to one vote.  The Company is also authorized to issue an unlimited number of preferred shares without par value, of which none have been issued as of that date.

Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.  On a show of hands, every shareholder will have one vote and, on a poll, every shareholder present in person will have one vote for each share.  In order to approve a motion proposed at the Meeting, a majority of more than half of the votes cast will be required to pass an ordinary resolution, and a majority of at least two-thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name of Beneficial Owner	Number of Shares Owned	Percent of Issued Shares Beneficially Owned
Paul Noland	14,000,000	32.9%
Paul Uppal	16,000,000	37.5%
(1)  The above information was supplied to the Company by the shareholders and includes common stock options that are exercisable within 60 days of July 14, 2010.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at five (5) and to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name, Residence and Present Position with the Company	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)(3)	Principal Occupation(1)(2)
Paul Noland Elko, Nevada President, CEO, Secretary, and Treasurer	September 2008	14,000,000	Geologist, self-employed consultant
Robert Coale Solana Beach, CA Director	September 2008	25,000	Self-employed consultant
Keith Diakiw Calgary, AB Director	September 2008	-	Geologist, Canadian Natural Resources
Paul Uppal Surrey, BC Director	June 2009	16,000,000	Owner and operator of a privately held manufacturing business
Pol Brisset Montreal, QC Director	June 2009	-	Self-employed consultant

(1)	The information is as at July 14, 2010 and has been furnished by the respective nominees.
(2)	Information respecting principal occupations is set forth below.
(3)	Number of shares owned includes stock options exercisable within 60 days of July 14, 2010.

Information respecting the principal occupations and background of each of the nominees as directors is as follows:

Paul D. Noland, age 62, has been a Director and our Chairman, President, Chief Executive and Operating Officer and Secretary since September 2008.  Mr. Noland graduated from Lamar University with a B.S. in Geology in 1971, and has over 35 years experience as a professional geologist, primarily in the western US.   He has held senior positions at Inspiration, Noranda, Independence Mining, Placer Dome and Barrick.  His most recent corporate position was with Barrick at the Cortez, Nevada Mines, where he was involved with both the Pipeline and newly discovered Cortez Hills deposits.  Mr. Noland has interspersed corporate positions with extended periods as a consultant, primarily focused on exploration and property evaluation.  Through his long and successful career in mining, Mr. Noland has been involved in several mineral discoveries.  His experience has spanned grass-roots exploration and evaluation of prospects to development and enhancement of multi-million ounce gold deposits. Though the majority of Mr. Noland’s expertise lies in precious metals deposits, he has also been involved with exploration and discovery of copper, molybdenum and tungsten.

Robert Coale age 70, has been a Director of the Company since September 2008.  He has also been a Director of Patriot Gold Corp., a publicly traded mineral exploration company since June 2003.  He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Keith Diakiw, age 37, has served as a Director of the Company since September 2008 and is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands drilling program.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger D&M in Brazil on offshore platforms, while in 2003, he was employed by EnCana Corporation as a Contract Geologist and successfully completed his NW Alberta shallow gas play project.  Prior to 2003, Mr. Diakiw was attending the University of Alberta where he successfully earned a Bachelor of Science with Specialization (Geology) in 2003 and a Bachelor of Arts (anthropology/archaeology) in 2002.  Furthermore, Mr. Diakiw began his university career at the University of Lethbridge and successfully earned a Bachelor of Science (Physical Geography) in 1996 and was U of L’s first Arts & Science CO-OP degree graduate.  Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA), the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), and the Canadian Society of Petroleum Geologists (CSPG).

Paul Uppal, age 57, has been an entrepreneur since 1971.  He started in the family sawmill business, Goldwood Industries, and then branched off into the pub business for 16 years.  Subsequently, he became a licensed realtor and builder of residential real estate, which transgressed into the hotel industry as an owner/operator.   He recently built a 230 seat resto/lounge which he currently operates with his two sons.  Mr. Uppal has served as a Director/Chairman of the North Fraser Port Authority and also a Director/CEO of Power Oil & Gas Inc., a publicly traded natural gas exploration company.

Pol Brisset is a Montreal-based finance and marketing professional. During his career he has worked for such multi-billion dollar corporations as Coors and Molson and he is currently employed by Heineken Canada. His knowledge and experience in business operations and team development is of specific importance to Rush Metals Corp. (formerly American Goldrush Corp.).  Mr. Brisset is fluent in English and French, and received his Business degree from the University of Quebec at Montreal and his Masters of Business Administration from the University of Calgary.

The Company does not have an audit committee, the functions of which are performed by the Board of Directors.

The Company does not have a nominating committee, the functions of which are performed by the Board of Directors.

No proposed director of the Company is, or within the 5 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

(a)	was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(c)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d)
has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEO’s”):

(a)           the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2009 the end of the most recently completed financial year of the Company, the Company had one Named Executive Officer, whose name and position held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company’s three most recently completed financial years ended December 31.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
NEO Name and Principal Position	Year	Salary ($CDN)	Bonus ($CDN)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen-sation ($)
Paul Noland(1) President/CEO	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Noland(1) President/CEO	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Andrew Gourlay (2) President/CEO	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Andrew Gourlay President/CEO	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)           Mr. Noland was appointed to his respective positions on September 13, 2008
(2)           Mr. Gourlay resigned from his respective positions on September 13, 2008

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR’s (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During The Most Recently Completed Financial Year

The Company has one stock option plan pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company.  Under the Company’s 2005 stock option plan the Company may grant options to its directors, consultants, and employees for up to 5,000,000 shares of common stock.  The exercise price of each option equals the market price of the Company’s stock on the date of grant.  Options vest over a three-year period, unless otherwise specified by the Board of Directors.  All options have a 10-year term.

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2009:
Exercise Price	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price

$ 0.25	75,000	5.86	$ 0.25	75,000	$ 0.25

There are 4,700,000 options available to be granted under the 2005 Plan. There were no stock options granted to Officers or Directors during 2009.  No officers or directors have exercised stock options granted to them by the Company. The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer directly.  However, reference is made to the disclosure under “Management Contracts” for particulars of consulting agreements entered into with companies of which the Named Executive Officer is a principal.

There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officer as well as stock option grants to Directors is disclosed above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The were no compensation plans under which equity securities of the Company’ are authorized for issuance as of the end of the Company’s most recently completed financial year with respect to compensation plans.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone who is not a Director or Named Executive Officer of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An ‘informed person” means: (a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE

The Board of Directors is empowered to appoint an audit committee for the Corporation and will function as our audit committee until one is appointed.

Following the Meeting, the directors of the Company will consider adopting a charter of the Audit Committee.  However none is presently in place.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year including involvement in the Company’s post-effective amendment to its F-1 registration statement.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2009	$22,647	$Nil	$Nil(1)	$Nil(2)(3)
December 31, 2008	$24,118	$Nil	$Nil(1)	$Nil(2)(3)

(1)	Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by the Canada Revenue Agency. (“CRA”).

(2)
Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company’s business and advice concerning a private placement financing conducted by the Company.

(3)
Fees related to specific advisory and accounting services related to valuation issues impacting mineral properties owned by the Company and communications concerning fiscal matters affecting the Company’s business.

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to authorize the Directors to appoint the auditor for the Company until the next Annual General Meeting and to authorize the Directors to fix their remuneration.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgement on that matter.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

SHAREHOLDER PROPOSALS

Proposals which shareholders wish to be considered for inclusion in the Information Circular and proxy card for the 2011 annual shareholder meeting must be received by the Company by December 5, 2010 and must comply with the requirements of the Canada Business Corporations Act, as amended, and regulations thereto.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

Financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, which are being mailed to Shareholders with the Notice of Meeting and this Information Circular.  Shareholders may request additional copies by mail to Suite 505, 11215 Jasper Avenue, Edmonton, AB  T5K 0L5.

The contents and the sending of this Management Proxy Circular have been approved by the Company’s Board of Directors.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

RUSH METALS CORP.
(formerly American Goldrush Corporation)

Paul Noland
President